kachinga

THE SMART WAY TO TEACH KIDS ABOUT MONEY

Bringing Personalized Financial Literacy to the Next Generation

We Are Facing a Financial Literacy Crisis

74%
of people in US are living paycheck to paycheck

33%
have $0 saved for retirement

60%
can't cover $1,000 emergency

AND YET

ONLY 6 STATES
Require a financial literacy class

MOST PARENTS
lack the time, knowledge & confidence to teach their kids

Sources: National Endowment for Financial Education, BankRate, Council for Economic Education, GoBankingRate

kachinga

Peace of mind for parents.
Financial independence for kids.

Our mission is to bring financial literacy to the next generation by helping parents teach their kids to be smart with money


Home
Earn
Save
Give
Spend

Kachinga Helps Parents Raise Financially Smart Kids

Allowance, chore & savings management app

Secure debit card with parental controls

Personalized guidance & education



Parents
Kids
Extended Family
Real Money
Home
Your Wallet
Chores
Save
Save Balance
$380.00
kachinga
DEBIT
mastercard
CARDHOLDER NAME

Provides Clear Benefits for Parents & Kids

For Parents
Convenience & Peace of Mind

For Kids & Teens
Freedom & Responsibility

For Parents		For Kids & Teens
Fast & easy money transfers	1	Easily track earnings & savings
Track & control spending	2	Spend online or in stores
Tools & guidance to teach kids	3	Gain real-world money experience

Lead Shift Of Massive Market From Cash To Digital

$91B
Spent by US kids annually


33M
US families with kids <18
22M
Families go digital
647k
Families choose Kachinga

Total
Addressable Market

Serviceable
Addressable Market

Serviceable
Obtainable Market
< 3% of SAM

Sources: US Census Bureau; Finder.com, UN.org

Teaching Kids the Smart Way to Manage Money

EARN

- One-time or recurring money transfers
- Empower kids to earn money inside & outside the home while allowing parents to track

SAVE

- Set near & long-term savings goals
- Allow family & community to contribute to kids' savings goals

GIVE

- Donate to the causes kids care about
- Enable family & community to match contributions

SPEND

- Track where the $ goes with real-time spend notifications
- Set limits for or block stores/categories

Helping kids get what they want, while learning what they need

Options To Fit Every Family

BANK OF MOM & DAD

Virtual Money

Free

Parents manage & track money they're holding elsewhere for their kids. Perfect for younger kids!


kachinga
DEBIT
CARDHOLDER NAME
mastercard

Real Money

$36/year/child

Parents connect their bank account to transfer money to their kids' debit card to provide critical real-world experience.

You Can Choose What Works Best For Your Family

Parents choose which kids are ready for a Kachinga debit card to make purchasing decisions on their own.


Real Money
Virtual Money
4 years
7 years
12 years
14 years
18 years

Early Traction Demonstrates Demand



Cumulative Users by Week
3,000
2,500
2,000
1,500
1,000
500
0
184
295
500
697
873
1,068
1,261
1,474
1,652
1,840
2,066
2,308
2,556
8/22
8/29
9/5
9/12
9/19
9/26
10/3
10/10
10/17
10/24
10/31
11/7
11/14
Virtual Money Users
Real Money Users

25%

Week over Week Growth

50%

Kids Average Savings Rate

A Passionate Team Of Experts (and Parents!)



John McIntyre
CEO

- Serial entrepreneur
- Built 3 SaaS companies from start-up to $30M+ ARR



Elaine Werffeli
Chief Analytics Officer

- Customer acquisition expert
- Former Dir. of marketing sciences at MSFT



Mike Shane
CTO

- Expert in consumer & financial apps
- Built & leads dev team of 100+ in Philippines



Paul Lee
IA Architect

- ML/AI/IA technology expert
- Former chief market analyst for MSFT



John Zdanowski
CFO

- 20+ years with consumer & financial start-ups
- Raised > $300M & led successful exits including IPO

Sightly | Microsoft | FILAM SOFTWARE TECHNOLOGY | GA GENERAL ASSEMBLY | market leader

Renowned Education & Financial Industry Advisors



Sam Hayes

- FinTech and financial services industry expert
- Seasoned BizDev & Ops executive with startups & Fortune 500 companies



Jim Marggraff

- Expert in technology-based learning systems for kids
- Serial entrepreneur and inventor including LeapFrog's LeapPad Learning System



Robyn Morrison

- Financial literacy & financial services expert
- 20+ years in banking & wealth management
- Focused on social impact of FinLit



Maneesh Sagar

- Expert at driving growth via BizDev
- Serial entrepreneur & successful VC
- Innovation fellow at Columbia Business School

Extended Family Engagement Supports Virality

Allows Grandparents, Aunts & Uncles to Contribute to Child…

Gift Giving Made Easy
Easily contribute to one or more Save goals or directly transfer to the child's Spend account

Support Savings & Giving Goals
Be notified of new goals created by the child and contribute to or match funds for the goals

Enables Stronger Connection
Provides insight into the child's interests to increase engagement with extended family members

…Creating An Organic Community


Grandparents
Grandparents
Organic family
Acquired family
Organic family

A Robust Go-To-Market Strategy

Social & Community



Extended family virality

Kid refer-a-friend program

Parent blogs

Digital Advertising



Search/display/video

Google/Facebook

Tech-driven CAC

Channel Partnerships



Wealth mgmt./CFPs

Local banks/credit unions

Advocacy orgs/schools

Focused on Financial Education As Key Outcome

Tools



Jessica
Add New Goal
Popular Long-term Goals
Graduation Trip
Car
Popular Near-term Goals
Bike
Phone
Computer
Clothes
Summer Camp
Games Console
Add your own
SAVINGS CALCULATOR
Goal amount
$75.00
CALCULATE
If your weekly savings are...
You'll reach your goal by
$2.50
04/26/19
If your goal date is...
You'll need to save this much
04/26/19
$2.50
Jessica
Education Fund
Education Fund
Current Balance
$280.00
Savings Match
$2.00
For each $1 saved
$345.00
$410.00
$930.00
6 months
1 year
5 years

Savings Calculator

Parent Match

Parent Paid Interest

Insight & Guidance



Allowance
Allowance amount
Allowance is paid weekly on Saturday morning.
Abby
$9.00
Jess
$11.00
On average, parents give about $1 x child's age for weekly allowance.
Allowance split
Select how you want allowance allocated.
Save
40%
Give
10%
Spend
50%
Paid chores same as allowance split



Select Chore
Most Popular
Brush teeth
Make bed
Set the table
Walk the dog
Household
Take out trash
Empty wastebaskets
Vacuum floors
Sweep the floor
Kitchen
Wash dishes
Load dishwasher
Unload dishwasher
Set the table

Popular Chores, Allowance Amount & Split Guide

Child Comparison to Avg

Teaching Moment Alerts with Tips

Educational Quizzes

Coming Soon!

Parent Paid $ Incentives

Gamify with Contests & Leaderboards

Child Progresses Through Levels (Level Up!)

Augmented Intelligence Drives Differentiation

Financial Education

Answer parents' questions
Guide decisions about allowance, chores, savings goals & more

"What chores & savings goals are appropriate for my child?"

Identify teaching moments
Notify parents of opportunities to teach critical money lessons

Child's below average savings rate generates parent prompt with recommendations on how to improve

Parents & experts helping parents
Connect experts & parents with other parents facing challenges to share practical advice

"My child spends more than she earns, what should I do?"

Personalization & Insights

Identify trends & behaviors
Proactively share progress & comparison of child's money habits

"How do my child's spending habits compare to others?"

Drive measurable results
Deliver most impactful advice based on child behavior & family dynamics

Use earn, spend & save history along with quiz results to correlate behavior/knowledge impact of specific advice

Improve financial education
Help experts learn what advice works best to support financial literacy

Use feedback of what advice works for whom to advance development of guidance/education

Kachinga Data Analytics for Guidance & Insight

Allowance by Age



Avg. Allowance Age Group
$8
$6
$4
$2
$0
$1.67
$2.83
$3.28
$4.38
$5.56
$6.38
$9.04
4 - 5 YO
6 - 7 YO
8 - 9 YO
10 - 11 YO
12 - 13 YO
14 - 15 YO
16 - 17 YO

Top Chores



Percent of Owned top by Chore Name
20%
15%
10%
5%
0%
22.35%
19.97%
14.85%
8.70%
7.34%
6.48%
5.97%
5.12%
4.78%
4.44%
Clean/tidy your room
Take out trash
Make your bed
Wash dishes
Unload dishwasher
Put away own laundry
Vacuum floors
Take bath/shower
Brush Teeth
Clean bathroom

Top Spend $ & Locations



Number of Transaction and Avg Amount of Purchase by Transaction Location
Number of Transaction
70
60
50
40
30
20
10
0
64
56
49
47
44
37
32
31
31
29
$13.04
$5.92
$26.22
$6.59
$7.61
$7.32
$2.57
$11.60
$8.15
$10.26
XSOLLA
WALGREENS
AMAZON
T4
7ELEVEN
APPLE.COM
RITE AID STORE
SQ
STARBUCKS STORE
MICROSOFT
Transaction Location

Savings %



Spend
Save
Give

Parents already benefiting from data-driven guidance & insights

Only Solution With Data-Driven Personalized Guidance

	kachinga	goalsetter	GREENLIGHT	jassby	gohenry	ROOSTER MONEY
Debit card for kids w/parent controls	😊	😊	😊	✗	😊	✗
Early age child engagement w/free option	😊	😊	✗	😊	✗	😊
Extended family & community model	😊	😊	😊	✗	✗	✗
Financial education outcome focus	😊	😊	✗	✗	✗	✗
Data-driven personalization & insights	😊	✗	✗	✗	✗	✗
Headquarters	US	US	US	US	UK	UK

Current digital competitors represent <5% of serviceable addressable market

Target Exit Options: It's a Sellers Market

Big Banks

Payment Providers

Financial Mgmt.

Roadmap to Success

Sept '20
Opened App to Public

Oct '20
Begin Digital Ad Testing

Nov '20
Release Refer A Friend Program & Chores by Age

Dec '20
Release Extended Family Contribution

Jan '21
Release Teaching Moment Alert

Feb '21
Scaled Ad & PR Launch

Mar '21
Release Quizzes

May '21
1st White-label Partnership

Aug '21
Retail Partnership

Oct '21
150k Users

Dec '21
Launch Investing Module

Mar '22
Cash Flow Positive

This slide contains forward looking projections which cannot be guaranteed.

Compelling Financial Forecast

Annual Revenue ($000)


$72.5M
$35.6M
$11.6M
$1.5M
$60,000
$40,000
$20,000
-
2020
2021
2022
2023
2024

Profit & Loss ($000)

	2020	2021	2022	2023	2024
Revenue	**4**	**1,480**	**11,639**	**35,649**	**72,463**
Gross Profit	**(12)**	**198**	**6,201**	**25,800**	**56,077**
Engineering	244	613	2,655	5,616	8,624
Sales & Marketing	56	1,693	6,085	13,391	25,169
G&A	12	262	1,794	4,396	7,918
Operating Expense	**312**	**2,568**	**10,534**	**23,402**	**41,710**
Net Income	**(323)**	**(2,369)**	**(4,334)**	**2,398**	**14,710**
Investments	750	0	5,000	0	0
Cash	742	189	5,395	13,746	34,946
Subscribers (000)	2	88	317	647	1,029
Total Users (000)	9	337	1,214	2,478	3,942

This slide contains forward looking projections which cannot be guaranteed.

Our Ask

WE ARE SEEKING $1M

$400k in cash contributed by founders to date

USE OF FUNDS

- PR & advertising launch
- Deploy quiz, extended family & investing features
- Grow team from 6 to 10 Mktg, Ops, Dev
- Scale users to 150k in 12 months
- Reach cash flow positive in < 18 mo.



kachinga

Contact us for more information

.
www.kachinga.com

John McIntyre, CEO
john@kachinga.com